Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ryerson Holding Corporation for the registration of its common stock, preferred stock, warrants, debt securities, units and subscription rights and to the incorporation by reference therein of our reports dated February 22, 2023, with respect to the consolidated financial statements and the financial statement schedule of Ryerson Holding Corporation, and the effectiveness of internal control over financial reporting of Ryerson Holding Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
January 25, 2024